Exhibit 99.1

Hollard Insure Selects Sapiens for Large-Scale Digitalization Program

Sapiens’ solution powers Hollard Insure’s digital strategy to create a one-stop-shop for brokers

Holon, Israel, April 13, 2022 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has expanded its relationship with the Hollard Insurance Company (Hollard), to empower Hollard’s strategic digital drive with Sapiens cloud-native, low-code DigitalSuite.

When Hollard Insure, the short-term division of the Hollard Insurance Company, was looking to modernize their technology stack, but keep the legacy back-end, they turned to Sapiens. The large-scale modernization is aimed at digitizing products and journeys through a low-code, digital front-end with strong integration capabilities. Hollard, already a long-term partner of Sapiens, with Sapiens CoreSuite for Life & Pension and Sapiens ReinsuranceMaster, chose to further leverage Sapiens’ digital expertise, superior UI/UX experience and international insurance-specific best practices.

Sapiens’ solutions, facilitated by Microsoft Azure’s cloud technology, played a key role in Hollard’s successful transformation. Sapiens DigitalSuite provided the path to low-code digital freedom they were seeking, including Sapiens Journey & Form Composer and Sapiens API Conductor (ACE).

Collaborating as one united team with Sapiens, Hollard Insure provided an Accident & Health Product solution as part of a pilot to a specific market segment, which was previously not possible. This will enable growth in the market segment, but more importantly it laid the foundational building blocks to scale the solution to other products.

“This inclusive design process working as one combined team with Sapiens will have a profound effect on Hollard Insure, not only by renewing the technology and decommissioning legacy systems, but presenting an opportunity for significant growth and sustainability,” said Claus Massmann, Head of Personal Lines at Hollard Insure. “The project enables cost savings and reduces complexity and enables us to achieve our end-state architecture – with revolutionised broker engagement.”

“We are excited to extend our long-term relationship with Hollard and power them forward in their journey to create a competitive edge in the digital age of insurance,” said Roni Al-Dor, Sapiens President and CEO. “Our low-code solutions and business process design tools provide Hollard Insure the ability to offer a superior customer experience to their customers.”

Designed exclusively for the insurance market by the industry’s leading digital experts, Sapiens Journey & Form Composer are integral components of Sapiens enriched DigitalSuite, empowering business users to introduce and manage journeys without having to write code. Sapiens API Conductor (ACE) integrates with third-party systems as well as legacy, core and backend systems to extend the services insurers can digitally provide their customers and agents, enabling them to leverage the data on their systems and make API orchestration and customization simple for business users.

www.sapiens.com

About Hollard

Established in 1980, the Hollard Insurance Group (“Hollard”) provides Non-Life and Life insurance as well as investment products to a diverse customer base including individual consumers, commercial entities, and corporate clients. It ranks among a growing number of companies advocating an inclusive growth model, measuring its social dividends as well as its contribution to shareholders. Hollard’s organisational purpose is to enable more people to create and secure a better future.

Today, with almost 4,000 passionate Hollard staff in Africa and Asia, more than four million policyholders and assets close to R50 billion, Hollard is South Africa’s largest independent and privately-owned insurance group and has become an Afroglobal insurance brand, operating in eight countries across Africa and Asia. Since inception, partnership has been at the heart of its business model, with the group today boasting over 100 ventures across the insurance value chain. Each one demonstrates the Hollard belief that there is always a better way and the idea of “win-win-win”, whereby Hollard, the partner and the consumer all win through this spirit of collaboration and co-creation.

The Hollard Insurance Company has offices in eight countries around the world and represented in another 21 countries, through partnerships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving more than 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Kimberly Rogers

Managing Director, Hayden IR

+1 541-904-5075

kim@HaydenIR.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions, and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

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